Exhibit 99.2

Fresenius Medical Care AG & Co. KGaA

COMPLETE OVERVIEW OF THE THIRD QUARTER

AND FIRST NINE MONTHS 2020

October 29, 2020

Investor Relations

phone: +49 6172 609 2525

email: ir@fmc-ag.com

Content:

Statement of earnings	page 2
Segment information	page 3
Balance sheet	page 4
Cash flow	page 5
Revenue development	page 6
Key metrics	page 7
Quality data	page 8
Reconciliation	page 9
Reconciliation adjusted results	page 10
Outlook 2020	page 11

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, impacts related to the COVID-19 pandemic, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA's reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

Copyright by Fresenius Medical Care AG & Co. KGaA

1 of 11	October 29, 2020

Statement of earnings

in € million, except share data, unaudited	Three months ended September 30				Nine months ended September 30

	2020	2019	Change	Change at cc	2020	2019	Change	Change at cc

Health Care Services	3,499	3,492	0.2%	6.3%	10,708	10,265	4.3%	5.6%
Health Care Products	915	927	-1.3%	3.9%	2,751	2,632	4.5%	6.8%
Total revenue	4,414	4,419	-0.1%	5.8%	13,459	12,897	4.4%	5.8%

Costs of revenue	3,047	3,073	-0.9%	5.4%	9,270	8,955	3.5%	5.3%
Gross profit	1,367	1,346	1.6%	6.2%	4,189	3,942	6.3%	7.0%
Selling, general and administrative	717	732	-1.9%	3.3%	2,285	2,247	1.7%	2.8%
(Gain) loss related to divestitures of Care Coordination activities	(3)	(2)	31.4%	59.9%	(32)	(14)	132.0%	132.3%
Research and development	45	42	6.5%	9.3%	141	119	18.6%	18.6%
Income from equity method investees	(24)	(21)	17.7%	17.8%	(48)	(63)	-23.1%	-23.1%
Operating income	632	595	6.1%	11.0%	1,843	1,653	11.5%	11.9%
Operating income margin in %	14.3%	13.5%			13.7%	12.8%

Interest income	(8)	(21)	-63.7%	-60.8%	(27)	(47)	-41.1%	-39.3%
Interest expense	96	126	-24.1%	-19.3%	311	374	-16.7%	-15.5%
Interest expense, net	88	105	-16.3%	-11.0%	284	327	-13.2%	-12.1%
Income before taxes	544	490	10.9%	15.7%	1,559	1,326	17.5%	17.8%
Income tax expense	124	98	25.5%	30.9%	362	292	23.8%	24.1%
Net income	420	392	7.2%	11.8%	1,197	1,034	15.8%	16.0%
Net income attributable to noncontrolling interests	66	59	12.3%	18.7%	210	177	18.7%	18.8%
Net income attributable to shareholders of FMC-AG & Co. KGaA	354	333	6.3%	10.6%	987	857	15.2%	15.4%

Operating income	632	595	6.1%	11.0%	1,843	1,653	11.5%	11.9%
Depreciation, amortization and impairment loss	393	410	-4.0%	1.1%	1,204	1,159	3.9%	4.9%
EBITDA	1,025	1,005	2.0%	6.9%	3,047	2,812	8.4%	9.0%
EBITDA margin in %	23.2%	22.7%			22.6%	21.8%

Weighted average number of shares	292,817,296	301,440,412			294,458,296	303,832,868

Basic earnings per share	€1.21	€1.10	9.4%	13.8%	€3.35	€2.82	18.8%	19.1%
Basic earnings per ADS	€0.60	€0.55	9.4%	13.8%	€1.68	€1.41	18.8%	19.1%

Statement of earnings	page 2 of 11	October 29, 2020

Segment information

unaudited	Three months ended September 30				Nine months ended September 30

	2020	2019	Change	Change at cc	2020	2019	Change	Change at cc

Total
Revenue in € million	4,414	4,419	-0.1%	5.8%	13,459	12,897	4.4%	5.8%
Operating income in € million	632	595	6.1%	11.0%	1,843	1,653	11.5%	11.9%
Operating income margin in %	14.3%	13.5%			13.7%	12.8%
Delivered Operating Income in € million	566	536	5.4%	10.1%	1,633	1,476	10.6%	11.0%
Days sales outstanding (DSO)					51	73
Employees (full-time equivalents)					126,463	120,734

North America
Revenue in € million	3,069	3,073	-0.1%	5.4%	9,495	9,021	5.3%	5.4%
Operating income in € million	514	477	7.7%	13.2%	1,587	1,279	24.1%	24.3%
Operating income margin in %	16.8%	15.5%			16.7%	14.2%
Delivered Operating Income in € million	452	422	7.1%	12.4%	1,385	1,112	24.6%	24.7%
Days sales outstanding (DSO)					26	57

EMEA
Revenue in € million	682	683	-0.2%	3.1%	2,048	1,984	3.2%	5.0%
Operating income in € million	99	100	-0.4%	0.3%	278	334	-16.7%	-16.3%
Operating income margin in %	14.6%	14.6%			13.6%	16.8%
Delivered Operating Income in € million	98	98	0.1%	0.8%	276	330	-16.4%	-15.9%
Days sales outstanding (DSO)					91	98

Asia-Pacific
Revenue in € million	484	475	2.0%	5.6%	1,377	1,360	1.2%	2.2%
Operating income in € million	97	90	7.2%	8.5%	237	254	-6.9%	-6.8%
Operating income margin in %	20.0%	19.0%			17.2%	18.7%
Delivered Operating Income in € million	95	88	7.0%	8.2%	232	248	-6.6%	-6.5%
Days sales outstanding (DSO)					114	119

Latin America
Revenue in € million	170	182	-6.6%	21.5%	508	516	-1.6%	23.2%
Operating income in € million	11	11	5.7%	27.7%	29	28	4.0%	17.6%
Operating income margin in %	6.6%	5.8%			5.7%	5.4%
Delivered Operating Income in € million	11	11	4.0%	25.3%	29	28	3.6%	17.0%
Days sales outstanding (DSO)					138	119

Corporate
Revenue in € million	9	6	45.8%	52.1%	31	16	102.8%	102.9%
Operating income in € million	(89)	(83)	8.6%	10.3%	(288)	(242)	19.2%	19.5%
Delivered Operating Income in € million	(90)	(83)	8.9%	10.6%	(289)	(242)	19.4%	19.7%

cc = constant currency. Changes in revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items include the impact of changes in foreign currency exchange rates. We calculate these non-IFRS financial measures at constant exchange rates to show changes in our revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items without giving effect to period-to-period currency fluctuations. Under IFRS, amounts received in local (non-euro) currency are translated into euro at the average exchange rate for the period presented. Once we translate the local currency for the constant currency, we then calculate the change, as a percentage, of the current period using the prior period exchange rates versus the prior period. The single quarter results are calculated as the variance between the current year-to-date results less the preceding quarter’s year-to-date which makes the single quarter subject to further foreign exchange fluctuation. This resulting percentage is a non-IFRS measure referring to a change as a percentage at constant currency. These currency-adjusted financial measures are identifiable by the designated term "Constant

Segment information	page 3 of 11	October 29, 2020

Balance sheet

in € million, except for net leverage ratio, unaudited	September 30	December 31
	2020	2019

Assets
Current assets	7,824	7,165
Goodwill and intangible assets	15,009	15,444
Right of use assets	4,264	4,325
Other non-current assets	5,952	6,001
Total assets	33,049	32,935

Liabilities and equity
Current liabilities	7,043	7,059
Non-current liabilities	13,350	12,649
Total equity	12,656	13,227
Total liabilities and equity	33,049	32,935

Equity/assets ratio	38%	40%

Debt and lease liabilities
Short-term debt	307	1,150
Short-term debt from related parties	86	22
Current portion of long-term debt	1,046	1,447
Current portion of long-term lease liabilities	605	622
Current portion of long-term lease liabilities from related parties	21	17
Long-term debt, less current portion	6,980	6,458
Long-term lease liabilities, less current portion	3,883	3,960
Long-term lease liabilities from related parties, less current portion	125	106
Total debt and lease liabilities	13,053	13,782
Minus: Cash and cash equivalents [1]	(1,599)	(1,008)
Total net debt and lease liabilities	11,454	12,774

Reconciliation of annualized adjusted EBITDA and net leverage ratio to the most directly comparable IFRS financial measures
Net income	1,602	1,439
Income tax expense	471	402
Interest income	(42)	(62)
Interest expense	428	491
Depreciation and amortization	1,614	1,553
Adjustments [2]	76	110
Annualized adjusted EBITDA	4,149	3,933

Net leverage ratio	2.8	3.2

1 The increase in cash and cash equivalents as of September 30, 2020 was primarily related to federal relief funding and advanced payments under the CARES Act and other COVID-19 relief.

2 Acquisitions and divestitures made for the last twelve months with a purchase price above a €50 M threshold as defined in the Amended 2012 Credit Agreement (2020: €2 M; 2019: -€71 M), non-cash charges, primarily related to pension expense (2020: €49 M; 2019: €46 M), impairment loss (2020: €25 M; 2019: €40 M) and NxStage related transaction costs (2019: €95 M).

Balance sheet	page 4 of 11	October 29, 2020

Cash flow statement

in € million, unaudited	Three months ended September 30		Nine months ended September 30
	2020	2019	2020	2019
Operating activities
Net income	420	392	1,197	1,034
Depreciation / amortization / impairment loss	393	410	1,204	1,159
Change in working capital and other non-cash items	(67)	66	1,248	(397)
Net cash provided by (used in) operating activities	746	868	3,649	1,796
In percent of revenue	16.9%	19.7%	27.1%	13.9%

Investing activities
Purchases of property, plant and equipment	(245)	(291)	(746)	(788)
Proceeds from sale of property, plant and equipment	6	7	10	11
Capital expenditures, net	(239)	(284)	(736)	(777)

Free cash flow	507	584	2,913	1,019
In percent of revenue	11.5%	13.2%	21.6%	7.9%

Acquisitions and investments, net of cash acquired, and purchases of intangible assets	(76)	(100)	(155)	(2,014)
Investments in debt securities	(2)	(1)	(30)	(10)
Proceeds from divestitures	14	26	13	44
Proceeds from sale of debt securities	15	7	27	12
Free cash flow after investing activities	458	516	2,768	(949)

Cash flow	page 5 of 11	October 29, 2020

Revenue development

						Same
						market
				Change	Organic	treatment
in € million, unaudited	2020	2019	Change	at cc	growth	growth[1]

Three months ended September 30
Total revenue	4,414	4,419	-0.1%	5.8%	3.1%
Health Care Services	3,499	3,492	0.2%	6.3%	3.2%	1.8%
Thereof Dialysis Care revenue	3,099	3,155	-1.7%	4.4%	0.8%	1.8%
Thereof Care Coordination revenue	400	337	18.5%	24.2%	26.6%
Health Care Products	915	927	-1.3%	3.9%	2.9%
Thereof Dialysis Products	891	907	-1.8%	3.5%	2.5%
Thereof Non-Dialysis Products	24	20	19.8%	20.4%	20.4%

North America	3,069	3,073	-0.1%	5.4%	2.2%
Health Care Services	2,801	2,795	0.2%	5.7%	2.4%	0.6%[2]
Thereof Dialysis Care revenue	2,472	2,522	-2.0%	3.4%	-0.6%	0.6%[2]
Thereof Care Coordination revenue	329	273	20.5%	27.1%	31.9%
Health Care Products	268	278	-3.6%	1.8%	0.3%
Thereof Dialysis Products	267	278	-3.8%	1.6%	0.0%
Thereof Non-Dialysis Products	1	-	n.a.	n.a.	n.a.

EMEA	682	683	-0.2%	3.1%	0.9%
Health Care Services	346	343	0.9%	4.9%	2.8%	1.7%
Health Care Products	336	340	-1.2%	1.3%	-1.0%
Thereof Dialysis Products	313	320	-2.3%	0.4%	-2.0%
Thereof Non-Dialysis Products	23	20	16.1%	16.4%	16.4%

Asia-Pacific	484	475	2.0%	5.6%	6.1%
Health Care Services	227	223	2.0%	4.9%	6.0%	8.4%
Thereof Dialysis Care revenue	156	159	-1.3%	1.9%	6.3%	8.4%
Thereof Care Coordination revenue	71	64	10.1%	12.1%	5.4%
Health Care Products	257	252	2.0%	6.2%	6.1%
Thereof Dialysis Products	257	252	1.9%	6.1%	6.0%
Thereof Non-Dialysis Products	0	-	n.a.	n.a.	n.a.

Latin America	170	182	-6.6%	21.5%	16.7%
Health Care Services	120	131	-8.6%	19.5%	13.2%	1.8%
Health Care Products	50	51	-1.5%	26.9%	25.5%

Corporate	9	6	45.8%	52.1%
Health Care Services	5	-	n.a.	n.a.
Health Care Products	4	6	-44.6%	-44.5%

Nine months ended September 30
Total revenue	13,459	12,897	4.4%	5.8%	3.7%
Health Care Services	10,708	10,265	4.3%	5.6%	3.6%	2.7%
Thereof Dialysis Care revenue	9,522	9,233	3.1%	4.5%	2.2%	2.7%
Thereof Care Coordination revenue	1,186	1,032	14.9%	15.2%	17.8%
Health Care Products	2,751	2,632	4.5%	6.8%	4.0%
Thereof Dialysis Products	2,675	2,576	3.9%	6.1%	3.3%
Thereof Non-Dialysis Products	76	56	35.6%	36.0%	36.0%

North America	9,495	9,021	5.3%	5.4%	3.0%
Health Care Services	8,660	8,264	4.8%	4.9%	3.0%	1.8%[2]
Thereof Dialysis Care revenue	7,645	7,405	3.2%	3.4%	0.8%	1.8%[2]
Thereof Care Coordination revenue	1,015	859	18.1%	18.2%	23.1%
Health Care Products	835	757	10.3%	10.5%	3.5%
Thereof Dialysis Products	834	757	10.2%	10.3%	3.3%
Thereof Non-Dialysis Products	1	-	n.a.	n.a.	n.a.

EMEA	2,048	1,984	3.2%	5.0%	3.6%
Health Care Services	1,028	1,002	2.6%	5.0%	3.8%	2.3%
Health Care Products	1,020	982	3.9%	5.1%	3.4%
Thereof Dialysis Products	950	926	2.7%	3.9%	2.1%
Thereof Non-Dialysis Products	70	56	24.3%	24.5%	24.5%

Asia-Pacific	1,377	1,360	1.2%	2.2%	2.4%
Health Care Services	641	632	1.5%	1.2%	1.8%	8.1%
Thereof Dialysis Care revenue	470	459	2.4%	1.6%	5.3%	8.1%
Thereof Care Coordination revenue	171	173	-1.0%	0.2%	-6.9%
Health Care Products	736	728	1.0%	3.0%	2.9%
Thereof Dialysis Products	731	728	0.3%	2.3%	2.2%
Thereof Non-Dialysis Products	5	-	n.a.	n.a.	n.a.

Latin America	508	516	-1.6%	23.2%	17.1%
Health Care Services	360	367	-1.9%	24.4%	16.8%	3.4%
Health Care Products	148	149	-1.0%	20.3%	18.1%

Corporate	31	16	102.8%	102.9%
Health Care Services	19	-	n.a.	n.a.
Health Care Products	12	16	-20.6%	-20.7%

1 same market treatment growth = organic growth less price effects

2 U.S. (excl. Mexico), same market treatment growth North America: 1.0% for the three months and 2.1% for the nine months ended September 30, 2020.

Revenue development	page 6 of 11	October 29, 2020

Key metrics North America segment

unaudited	Three months ended September 30				Nine months ended September 30

	2020	2019	Change	Change at cc	2020	2019	Change	Change at cc

Dialysis
Revenue in € million	2,740	2,800	-2.1%	3.3%	8,480	8,162	3.9%	4.0%
Operating income in € million	490	500	-1.9%	2.9%	1,474	1,261	16.9%	17.1%
Operating income margin in %	17.9%	17.9%			17.4%	15.4%
Delivered Operating Income in € million	436	450	-3.0%	1.6%	1,298	1,107	17.3%	17.4%

Care Coordination
Revenue in € million	329	273	20.5%	27.1%	1,015	859	18.1%	18.2%
Operating income in € million	24	(23)	n.a.	n.a.	113	18	528.7%	529.5%
Operating income margin in %	7.2%	-8.3%			11.1%	2.1%
Delivered Operating Income in € million	16	(28)	n.a.	n.a.	87	5	1610.5%	1612.6%

Key metrics Dialysis Care Services

unaudited	Nine months ended September 30, 2020

	Clinics	Growth in %	De novos	Patients	Growth in %	Treatments	Growth in %
Total	4,073	2%	78	349,167	2%	40,098,653	3%

North America	2,620	1%	40	211,766	1%	24,600,114	3%
EMEA	805	3%	18	67,623	2%	7,659,111	2%
Asia-Pacific	397	-1%	17	32,689	1%	3,465,604	2%
Latin America	251	8%	3	37,089	8%	4,373,824	10%

Key metrics Care Coordination

unaudited	Nine months ended September 30

	2020	2019	Change	Change at cc
North America
Member months under medical cost management[1]	508,117	482,970	5.2%
Medical cost under management (in € million)[1]	3,196	3,149	1.5%	1.6%
Care Coordination patient encounters	563,809	774,764	-27.2%

1 Data presented for the ESCO metrics are subject to finalization by CMS, which may result in changes from previously reported metrics.

Key metrics	page 7 of 11	October 29, 2020

Quality data1

in % of patients	North America		EMEA		Latin America		Asia-Pacific

	Q3 2020	Q3 2019	Q3 2020	Q3 2019	Q3 2020	Q3 2019	Q3 2020	Q3 2019

Kt/V ≥ 1.2	97	97	93	94	91	91	94	95
Hemoglobin = 10-12 g/dl	71	71	82	83	46	50	52	55
Calcium = 8.4-10.2 mg/dl	80	82	77	78	74	76	71	73
Albumin ≥ 3.5 g/dl1)	79	79	90	88	89	90	90	88
Phosphate ≤ 5.5 mg/dl	58	60	79	80	75	76	64	64
Patients without catheter (after 90 days)	80	82	77	78	78	80	81	86
in days
Days in hospital per patient year	9.6	10.9	7.2	7.9	4.0	4.2	3.1	2.8

1 Definitions cf. Annual Report 2019, Section "Non-Financial Group Report"

Quality data	page 8 of 11	October 29, 2020

Reconciliation of non-IFRS financial measures to the most directly comparable IFRS financial measures

in € million, unaudited	Three months ended September 30		Nine months ended September 30

	2020	2019	2020	2019
Delivered Operating Income reconciliation
Total
Operating income	632	595	1,843	1,653
less noncontrolling interests	(66)	(59)	(210)	(177)
Delivered Operating Income	566	536	1,633	1,476

North America
Operating income	514	477	1,587	1,279
less noncontrolling interests	(62)	(55)	(202)	(167)
Delivered Operating Income	452	422	1,385	1,112

Dialysis
Operating income	490	500	1,474	1,261
less noncontrolling interests	(54)	(50)	(176)	(154)
Delivered Operating Income	436	450	1,298	1,107

Care Coordination
Operating income	24	(23)	113	18
less noncontrolling interests	(8)	(5)	(26)	(13)
Delivered Operating Income	16	(28)	87	5

EMEA
Operating income	99	100	278	334
less noncontrolling interests	(1)	(2)	(2)	(4)
Delivered Operating Income	98	98	276	330

Asia-Pacific
Operating income	97	90	237	254
less noncontrolling interests	(2)	(2)	(5)	(6)
Delivered Operating Income	95	88	232	248

Dialysis
Operating income	82	81	227	235
less noncontrolling interests	(3)	(2)	(7)	(5)
Delivered Operating Income	79	79	220	230

Care Coordination
Operating income	15	9	10	19
less noncontrolling interests	1	0	2	(1)
Delivered Operating Income	16	9	12	18

Latin America
Operating income	11	11	29	28
less noncontrolling interests	0	0	0	0
Delivered Operating Income	11	11	29	28

Corporate
Operating income	(89)	(83)	(288)	(242)
less noncontrolling interests	(1)	0	(1)	0
Delivered Operating Income	(90)	(83)	(289)	(242)

Reconciliation	page 9 of 11	October 29, 2020

Reconciliation of non-IFRS financial measures to the most directly comparable IFRS financial measures in € million, except share data, unaudited
					(Gain) loss related			Change
				Cost	to divestitures of		Change	(adjusted
	Results	Results	NxStage	optimization	Care Coordination	Results 2019	(adjusted	results)
	2020	2019	costs	costs	activities	adjusted	results)	at cc

Three months ended September 30
Total revenue	4,414	4,419				4,419	-0.1%	5.8%

EBITDA	1,025	1,005	2	7	(2)	1,012	1.3%	6.2%

Total operating income	632	595	2	25	(2)	620	2.0%	6.6%
North America	514	477	2	22	(2)	499	3.1%	8.3%
Dialysis	490	500	2	22		524	-6.4%	-1.8%
Care Coordination	24	(23)			(2)	(25)	n.a.	n.a.
EMEA	99	100		3		103	-3.1%	-2.4%
Asia-Pacific	97	90				90	7.2%	8.5%
Dialysis	82	81				81	0.4%	2.1%
Care Coordination	15	9				9	70.6%	69.0%
Latin America	11	11				11	5.7%	27.7%
Corporate	(89)	(83)				(83)	8.6%	10.3%

Interest expense, net	88	105				105	-16.3%	-11.0%

Income tax expense	124	98	1	7	18	124	0.2%	4.6%

Net income attributable to noncontrolling interests	66	59				59	12.3%	18.7%

Net income[1]	354	333	1	18	(20)	332	6.5%	10.8%

Basic earnings per share	€ 1.21	€ 1.10	€ 0.01	€ 0.06	(€ 0.07)	€ 1.10	9.6%	14.1%

Nine months ended September 30
Total revenue	13,459	12,897				12,897	4.4%	5.8%

EBITDA	3,047	2,812	22	14	(14)	2,834	7.5%	8.1%
Total operating income	1,843	1,653	22	32	(14)	1,693	8.9%	9.2%
North America	1,587	1,279	22	29	(14)	1,316	20.7%	20.8%
Dialysis	1,474	1,261	22	29		1,312	12.4%	12.6%
Care Coordination	113	18			(14)	4	2661.7%	2665.1%
EMEA	278	334		3		337	-17.4%	-17.0%
Asia-Pacific	237	254				254	-6.9%	-6.8%
Dialysis	227	235				235	-3.7%	-3.9%
Care Coordination	10	19				19	-46.0%	-43.2%
Latin America	29	28				28	4.0%	17.6%
Corporate	(288)	(242)		0		(242)	19.4%	19.6%

Interest expense, net	284	327				327	-13.2%	-12.1%

Income tax expense	362	292	6	8	15	321	12.6%	12.8%

Net income attributable to noncontrolling interests	210	177				177	18.7%	18.8%

Net income[1]	987	857	16	24	(29)	868	13.8%	14.0%

Basic earnings per share	€ 3.35	€ 2.82	€ 0.05	€ 0.08	(€ 0.09)	€ 2.86	17.4%	17.6%

1 Attributable to shareholders of FMC-AG & Co. KGaA

Reconciliation adjusted results	page 10 of 11	October 29, 2020

Outlook 2020

		Outlook 2020
	Results 2019	(at Constant Currency)

Revenue[1]	€17,477 M	mid to high single digit growth rate
Operating income[1]	€2,356 M	mid to high single digit growth rate
Delivered Operating Income[1]	€2,117 M	mid to high single digit growth rate
Net income[1,2]	€1,236 M	mid to high single digit growth rate
Basic earnings per share growth[1,2] at Constant Currency	-	assessed based on expected development of net income and shares outstanding
Capital expenditures	€1.1 BN	€1.1 - €1.3 BN
Acquisitions and investments[3]	€2.2 BN	€0.5 - €0.7 BN
Net cash provided by (used in) operating activities in % of revenue	14.7%	> 12.5%
Free cash flow in % of revenue	8.3%	> 5%
Net leverage ratio	3.2	< 3.5
ROIC	6.1%	≥ 6.0%
Dividend per share	€1.20	assessed based on expected development of net income and shares outstanding
Employees[4]	126,463	> 124,000
Research and development expenses	€168 M	€200 - €220 M

1 Outlook 2020 inclusive of anticipated COVID-19 effects and excluding special items. Special items are effects that are unusual in nature and have not been foreseeable or not foreseeable in size or impact at the time of giving guidance. Growth rates based on adjusted results 2019 including IFRS 16 implementation and NxStage operations.

2 Net income attributable to shareholders of FMC-AG & Co. KGaA.

3 Excluding investments in debt securities.

4 Full-time equivalents.

Outlook	page 11 of 11	October 29, 2020